Exhibit 99.1

SCHEDULE 51-102F3

Material Change Report

1.	Name and Address of the Corporation

NOUVEAU MONDE GRAPHITE INC. (the “Corporation”)
481 Rue Brassard
Saint-Michel-des-Saints QC, J0K 3B0

2.	Date of Material Change

November 12, 2025

3.	News Release

A news release, in French and English versions, was issued on November 12, 2025 through Business Wire and filed on SEDAR+.

4.	Summary of Material Change

The Corporation announced the issuance of the results of a segregated and updated feasibility study for the Phase-2 Matawinie Mine.

5.	Full Description of Material Change

Matawinie Mine Feasibility Study Results

The Corporation released the results of its feasibility study completed in accordance with the National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) for the Phase-2 Matawinie Mine (“NI 43-101 Technical Report: 2025 Feasibility Study for the Matawinie Graphite Mine”). The Corporation tasked BBA Inc. and various specialized consultants with the preparation of a segregated and updated feasibility study in light of the contemplated potential sequenced final investment decision starting with the Phase-2 Matawinie Mine followed by the Phase-2 Bécancour Battery Material Plant.

With a project globally unchanged, other than the exclusion of Phase 2 of the Bécancour Battery Material Plant, the NI 43-101 Technical Report: 2025 Feasibility Study for the Matawinie Graphite Mine refined some financial parameters to reflect the commercial agreements and latest capital expenditures (“CAPEX”) projections in line with ongoing procurement activities. Results continue to demonstrate technical and economic viability of the Phase-2 Matawinie Mine.

Table 1: Operational and Economic Highlights of the Matawinie Mine

Parameters
OPERATIONAL	Life of Mine (“LOM”)	25 years
	Nominal annual processing rate	2.56 M tonnes
	Stripping ratio (LOM)	1.16:1
	Average grade (LOM)	4.23% Graphitic Carbon (“C(g)”)
	Average mill recovery	93%
	Nominal annual graphite concentrate production	105,882 tonnes
	Finished product purity	97.5%C(t)
ECONOMIC	CAPEX	US$421M
	Annual OPEX	US$44M
	OPEX cost per tonne of graphite concentrate	US$419/tonne
	Pre-tax NPV (8% discount rate)	US$379M
	After-tax NPV (8% discount rate)	US$238M
	Pre-tax IRR	17.3%
	After-tax IRR	15.8%
	Pre-tax payback	5.7 years
	After-tax payback	5.3 years

Costs reflect steady-state production, exclude the initial ramp-up period, and are based on normalized operations. The after-tax internal rate of return (“IRR”) includes favorable impact of eligible tax credits, such as the Canadian Clean Technology Manufacturing Investment Tax Credit tax measures, provincial tax holidays for large investment projects and other available incentives.

Table 2: Current Pit-Constrained Mineral Resource Estimate for the West Zone

	Current Resources (November 12, 2025)[5,6,7]
Mineral Resources Category[1,2]	Tonnage (Mt)	C(g) Grade (%)[3]	Contained Graphite (Mt)
Measured	28.5	4.28	1.22
Indicated	101.8	4.26	4.33
Measured + Indicated	130.3	4.26	5.55
Inferred[4]	23.0	4.28	0.98

1	The Mineral Resources provided in this table were estimated by Yann Camus P.Eng., Qualified Person of SGS Geological Services, using current Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Reserves, Definitions and Guidelines.
2	Mineral Resources that are not Mineral Reserves have not demonstrated economic viability. Additional trenching and/or drilling will be required to convert Inferred and Indicated Mineral Resources to Measured Mineral Resources. There is no certainty that any part of a Mineral Resource will ever be converted into Reserves.
3	All analyses used for the Resource Estimates were performed by ALS Minerals Laboratories and delivered as % C(g), internal analytical code C-IR18.
4	Inferred Mineral Resources represent material that is considered too speculative to be included in economic evaluations. Additional trenching and/or drilling will be required to convert Inferred Mineral Resources to Indicated or Measured Mineral Resources. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher Resource category.
5	Current Resources effective November 12, 2025.
6	Mineral Resources are stated at a cut-off grade of 1.78% C(g).
7	Quality control standards used for these Mineral Resources returned within acceptable limits, no significant bias was found.

Table 3: Mineral Reserve Estimate for the West Zone

Category	Tonnage (Mt)	C(g) Grade (%)	Contained Graphite (Mt)
Proven	17.3	4.16	0.7
Probable	44.3	4.26	1.9
Proven & Probable	61.7	4.23	2.6

1	The Qualified Person for the Mineral Reserve Estimate is Jeffrey Cassoff, P.Eng., of BBA Inc.
2	The effective date of the estimate is November 12, 2025.
3	Mineral Reserves were estimated using a graphite concentrate selling price of US$1,334/t, and consider a 2% royalty, and selling costs of US$34.23/t. An average grade of 97% C(t) was considered for the graphite concentrate.
4	A metallurgical recovery of 93% was used.
5	A cut-off grade of 2.20% C(g) was used.
6	The strip ratio for the open pit is 1.16 to 1.
7	The Mineral Reserves are inclusive of mining dilution and ore loss.
8	The reference point for the Mineral Reserves is the primary crusher.
9	Totals may not add due to rounding.

There is no certainty that the economic forecasts on which the NI 43-101 Technical Report: 2025 Feasibility Study for the Matawinie Graphite Mine is based will be realized. There are a number of risks and uncertainties identifiable to any new project and usually cover the mineralization, process, financial, environment and permitting aspects. Following an analysis of the major risks to the project, a P50 management risk reserve of $21M is recommended. This reserve is not included in the capital cost estimate but is within the range of the financial sensitivity analysis of the capital cost. The top risks are 1) construction productivity differing from baseline estimate; 2) longer-than-expected specialized equipment delivery times; and 3) contractor bids differing from the budget.

A sensitivity analysis reveals that the viability of the Phase-2 Matawinie Mine will not be significantly vulnerable to variations in capital and operating costs within the margins of error associated with the NI 43-101 Technical Report: 2025 Feasibility Study for the Matawinie Graphite Mine estimates. However, the viability of the Phase-2 Matawinie Mine remains more vulnerable to the USD/CAD exchange rate and the larger uncertainty in future market prices.

Scientific and technical information presented in this material change report was reviewed and approved by Jean L’Heureux, P.Eng. (BBA), Yann Camus, P.Eng. (SGS Geological Services) and Jeffrey Cassoff, P.Eng. (BBA), Qualified Persons as defined under NI 43-101.

6.	Reliance on subsection 7.1(2) of Regulation 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For all additional information, please contact:

Ms. Josée Gagnon Vice President – Legal Affairs and Corporate Secretary
Telephone: (450) 757-8905 #405

9.	Date of Report

November 19, 2025

Cautionary Note

This report contains “forward-looking information” or “forward-looking statements” within the meaning of applicable securities laws and other statements that are not historical facts. Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to have a better understanding of the Corporation's business plans and financial performance and condition. All statements included in this report regarding the Corporation’s strategy, future operations, financial position, prospects, plans and objectives of management are forward-looking statements that involve risks and uncertainties. Forward-looking statements are typically identified by words such as “plan”, “expect”, “estimate”, “anticipate”, “believe”, “may”, “could”, “would”, “achieve”, “explore”, “develop”, “establish” or “will”. In particular and without limitation, this report contains forward-looking statements pertaining to information provided under “Table 1: Operational and Economic Highlights of the Matawinie Mine”, the estimated value of the Phase-2 Matawinie Mine, the planned open-pit operations development scenarios for the Phase-2 Matawinie, price estimates, the recommended risk reserve, LOM plans, deliverables and milestones described in this material change report and their expected results, the Mineral Resource and Mineral Reserve estimates (including assumptions and estimates used in preparing the Mineral Resource and Mineral Reserve estimates) and the general business and operational outlook of the Corporation.

Forward-looking information is based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Corporation to be materially different from future results, performance or achievements expressed or implied by such information or statements. There can be no assurance that such information or statements will prove to be accurate. Key assumptions upon which the Corporation’s forward-looking information is based include the current technological trends, the business relationship between the Corporation and its stakeholders, the ability to operate in a safe and effective manner, the timely delivery and installation at estimated prices of the equipment supporting the production, assumed sales prices for high-purity flakes and advanced graphite materials, the accuracy of any Mineral Reserve and Mineral Resource estimates, future currency exchange rates and interest rates, political and regulatory stability, prices of commodity and production costs, the receipt of governmental, regulatory and third party approvals, licenses and permits on favorable terms, sustained labor stability, stability in financial and capital markets, availability of equipment and critical supplies, spare parts and consumables, the various tax assumptions, the capital cost estimates, the Matawinie Mine projects permits’ status, all economic and operational projections relating to the Matawinie Mine, local infrastructures, the Corporation’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions considered by the Corporation.

Forward-looking statements are also subject to risks and uncertainties facing the Corporation’s business, any of which could have a material adverse effect on the Corporation’s business, financial condition, results of operations and growth prospects. Some of the risks and the uncertainties that could cause the Corporation’s actual results to differ materially from those expressed in the forward-looking statements include, among others, the construction productivity differing from baseline estimate, longer-than-expected specialized equipment delivery times, contractor bids differing from the budget, the ability of the Corporation to receive governmental, regulatory and third party approvals, licenses and permits on favorable terms, the ability of the Corporation to achieve either the combined or sequential FID for Phase-2 of the Matawinie Mine and Phase-2 of the Bécancour Plant and the development of the Phase-2 of the Matawinie Mine. In addition, readers are directed to carefully review the detailed risk discussion in the Corporation’s most recent Annual Information Form, which is available on n SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov., which discussion is incorporated by reference in this report, for a fuller understanding of the risks and uncertainties that affect the Corporation’s business and operations.

Although the Corporation believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be factors unknown to the Corporation that could cause events or results to differ from management’s expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. If any of these risks or uncertainties materialize, actual results may vary materially from those anticipated in the forward-looking statements referenced herein. Due to the risks, uncertainties and assumptions inherent in forward-looking statements, readers should not place undue reliance on forward-looking statements.

Forward-looking statements referenced herein are presented for the purpose of assisting investors in understanding the Corporation’s business plans, financial performance and condition and may not be appropriate for other purposes. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law. The Corporation qualifies all of the forward-looking statements in this report by reference to these cautionary statements.

Disclosure regarding Mineral Reserve and Mineral Resource estimates included in this material change report were prepared in accordance with NI 43-101. The disclosure included in this material change report use the terms “Feasibility Study,” “Mineral Resource,” “Inferred Mineral Resource,” “Indicated Mineral Resource,” “Measured Mineral Resource,” “Mineral Reserve,” “Proven Mineal Reserve” and “Probable Mineral Reserve” in connection with the presentation of resources, as each of these terms is defined in accordance with the CIM Standards on Mineral Resources and Reserves, as required by NI 43-101. Unless otherwise indicated, all reserve and resource estimates included in this material change report have been prepared in accordance with the CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines, as required by NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes the Canadian standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the United Securities and Exchange Commission (the “SEC”). Accordingly, mineral resource and reserve information included in this material change report may not be comparable to similar information made public by United States companies reporting pursuant to SEC reporting and disclosure requirements.